UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38622

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THINKEQUITY LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 STATE STREET, 41ST FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD ADAMS	(646) 467-5487	radams@think-equity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

750 Third Avenue	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THINKEQUITY LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SABRINA J MOHAMMED
Notary Public - State of New York
NO. 01MO6439463
Qualified in Queens County
My Commission Expires Aug 29, 2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THINKEQUITY LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

This repost is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

THINKEQUITY LLC

FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member of
ThinkEquity LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ThinkEquity LLC (the "Company") as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as ThinkEquity LLC's auditors since 2020.

New York, New York
February 28, 2023

MOORE

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

THINKEQUITY LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

ASSETS

Assets

Cash and cash equivalents	$	27,893,105
Deposits with clearing organizations		13,769,940
Due from broker dealers		376,361
Forgivable loans		344,722
Right-of-use asset		8,743,061
Prepaid expenses		175,216
Security deposits		524,909
Total assets		**$ 51,827,314**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,651,449
Securities not yet owned		280,500
Deferred revenue		1,524,817
Commissions payable		1,351,104
Operating lease liability		9,224,659
Total liabilities		**$ 14,032,529**

Commitments and contingencies

Member's equity	37,794,785
Total liabilities and member's equity	**$ 51,827,314**

The accompanying notes are an integral part of these financial statements

THINKEQUITY LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue

Corporate finance income	$ 22,374,396	
Commissions income	2,321,407	
Corporate finance income - warrants	420,749	
Trading income	114,822	
Rebates and handling fee income	114,713	
Total revenue		$ 25,346,087

Expenses

Compensation and related benefits	21,066,501	
General and administrative	7,630,684	
Brokerage, exchange and clearing fees	618,525	
Total expenses		29,315,710
Operating loss		(3,969,623)

Other income

Conference income	1,038,958	
Settlement income	1,024,620	
Interest income	321,979	
Total other income		2,385,557
Net loss		$ (1,584,066)

The accompanying notes are an integral part of these financial statements

THINKEQUITY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
Balance, January 1, 2022	$ 39,378,851
Net loss	(1,584,066)
Balance, December 31, 2022	$ 37,794,785

The accompanying notes are an integral part of these financial statements

THINKEQUITY LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:

Net loss	$	(1,584,066)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Forgivable loans		(236,569)
Decrease (increase) in operating assets:		
Deposits with clearing organizations		22,262,600
Receivable from broker dealers		(128,019)
Prepaid expenses		(28,720)
Right-of-use asset		(3,489,994)
Security deposits		17,391
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(6,701,669)
Deferred revenue		497,817
Bonus payable		(4,492,500)
Securities not yet owned		280,500
Operating lease liability		3,763,522
Commissions payable		65,902
Income taxes payable, net		(5,649,379)
Net cash provided by operating activities	$	4,576,816
Net increase in cash and cash equivalents		4,576,816
Cash and cash equivalents - beginning of the year		23,316,289
Cash and cash equivalents - end of the year	$	27,893,105
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	8,202
Supplemental schedule of non-cash financing activities:		
Right-of-use asset	$	3,289,794

The accompanying notes are an integral part of these financial statements

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Note 1 – Organization and Nature of Business

ThinkEquity LLC (the "Company") formerly known as Fordham Financial Management, Inc.is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective August 16, 2021, Fordham Financial Management, Inc. converted from a Colorado corporation into a Delaware limited liability company changing its name to ThinkEquity LLC. The Company is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to clearing broker dealer. The clearing broker-dealer carries all the accounts of customers and maintains all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a straight line approach using estimated useful lives of five to seven years. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred. All property and equipment was fully depreciated as of December 31, 2018, and there were no purchases during the year ended December 31, 2022.

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue recognition

The Company follows the provisions of FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange of those goods or service.

The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, and leasing and insurance contracts. The following is a description of the principal activities from which the Company generates its revenue.

The Company provides corporate finance and commissions transaction related services to its customers. The benefits of the Company's services are generally transferred to the customers at a point in time upon executing a transaction. The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue, which represents a contract liability until the performance obligations are satisfied. There were no contract assets or contract liabilities at the beginning and end of the year.

Corporate finance income

Corporate finance income is earned from providing private placement, underwriting and advisory services. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include expense advances and success fees. Expense advances are generally collected near the beginning of each deal as deferred revenue and recognized into revenue as expenses related to the deals are incurred. However, success fees are variable and subject to constraints, and are typically not recognized until the transaction completion date, due to the uncertainty associated with those events. As of December 31, 2022, expense advances included in the accompanying statement of financial condition as deferred revenue totaled $1,524,817.

The Company may receive stock warrants as part of agreed-upon compensation for services. In accordance with ASC Topic 606, these warrants are valued at fair value at the initiation of the contract, if determinable. Otherwise, the warrants are valued based on the typical charge for the service provided. At the completion of the contract, the warrant fair values are recognized into revenue as corporate finance income – warrants and as compensation expense, as these warrants are allocated at closing to certain employees. The Company utilizes valuation techniques to determine the fair value of the warrants at the date of grant utilizing market data to convert future amounts to a single amount based on current market expectations about the future amounts (lattice models). For the year ended December 31, 2022, the Company recorded revenue and compensation expense from receipt and issuance of these warrants totaling $420,749.

Note 2 – Summary of Significant Accounting Policies (Continued)

Commission Income

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade-date basis as securities transactions occur.

Income taxes

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statements.

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

Note 4 – Commitments and Contingencies

Lease commitments

As of January 1, 2021, the Company adopted the accounting standard, FASB ASC Topic 842, *Leases* ("ASC 842"). ASC 842 requires all lessees to recognize a right-of-use asset for the underlying leased asset and a lease liability for the corresponding lease liability for all lease agreements with a term greater than 12 months, initially measured at the present value of the lease payments. In accordance with ASC 842, the modified retrospective method was applied to all lease agreements in effect at January 1, 2021. Under the modified retrospective method, the cumulative effect of applying the standard is recognized at the date of initial application.

Right-of-use assets and the corresponding lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the life of the lease term. In determining the present value of lease payments, the Company uses the rate implicit in the lease if it is readily determinable, a borrowing rate based on similar debt, or a risk-free rate for a period comparable to the lease term to discount the lease payments to present value. The Company has elected to use the risk-free rate by class of underlying asset as a practical expedient. However, if any of the Company's leases contain an implicit interest rate, that rate is used to determine the present value of those lease payments. The Company considers the lease term to be the non-cancellable period that it has the right to use the underlying asset, including all periods covered by an option to (1) extend the lease, if the Company is reasonably certain to exercise the option, (2) terminate the lease if the Company is reasonably certain not to exercise that option, and (3) extend or not to terminate the lease, in which exercise of the option is controlled by the lessor.

In accordance with Topic 842, the Company, at the inception of the contract, evaluates if an arrangement is or contains a lease and thus recognizes a right-of-use asset and the corresponding lease liability. The Company's right-of-use assets and lease liabilities relate to the rental of office space. The Company recognizes right-of-use assets and lease liabilities for leases with terms of greater than 12 months.

Leases are classified either finance or operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the future payments at the lease commencement date. For finance leases, the lease liability is initially measured in the same manner. The classification between operating and finance leases determines whether lease expenses are recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease. Lease payments included in the measurement of the lease liability comprise a fixed payment owed over the lease term.

The right-of-use assets asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any incentives received. right-of-use assets under finance leases are amortized on a straight-line basis over the lease term. right-of-use right-of-use assets for operating and finance leases are periodically reduced by impairment losses.

The Company monitors for events or changes that can require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

Operating lease right-of-use assets are presented as operating lease right-of-use assets on the statement of financial condition. The Company has no finance leases and no related party leases.

The Company's right-of-use assets and lease liabilities primarily relate to its noncancelable operating lease obligations for the rental of office space. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes. Lease components in the Company's leases are accounted for following the guidance in ASC 842 for the capitalization of long-term leases. At December 31, 2022, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free rate.

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Note 4 – Commitments and Contingencies (Continued)

Lease activity for the year ended December 31, 2022 was as follows:

Lease cost:

Operating lease cost	$ 500,693
Variable lease cost	78,125
Total lease cost	$ 578,818

Other information:

Cash paid for amounts in the measurement

of lease liabilities:

Operating cash flows from operating leases	$ 283,483

Weighted average remaining lease term:

Operating leases	10 Years

Weighted average discount rate:

Operating leases	2%

Future minimum lease payments and reconciliation to the statement of financial condition at December 31, 2022 are as follows:

Years ending December 31,	Operating Leases
2023	$ 370,293
2024	888,348
2025	1,043,000
2026	1,043,000
2027	1,080,250
Thereafter	5,680,625
Total future minimum undiscounted least payments	$10,105,516
Less: amount representing interest	880,857
Total operating lease liability	$9,224,659

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

Note 4 – Commitments and Contingencies (Continued)

In the ordinary course of business, the Company may been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties. The Company typically includes an indemnification clause with all of their investment banking clients. The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements. The Company believes that any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on its results of operations, cash flows or financial condition

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

Note 5 – Forgivable Loans

The Company extended credit ("forgivable loans") to new advisors in 2022 in the form of signing bonuses and commission advances. The decision to extend credit to advisors is generally based on the advisor's ability to generate future commissions. These advances are forgivable over the terms of the advisor agreement provided the advisor remains licensed through the Company for a period of time. At December 31, 2022, $344,722 of extended credit is forgivable.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $37,134,767, which was $36,832,941 in excess of its required net capital of $301,826. The Company's aggregate indebtedness to net capital ratio was 0.1218 to 1 at December 31, 2022.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the arrangements with the clearing broker-dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements.

Note 7 – Concentrations and Credit Risks

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash balances in various commercial banks which, at times, can exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 per depositor. At December 31, 2022, the Company's cash balances held at the commercial banks exceeded the FDIC limit. The Company has not experienced any losses in such accounts, and these accounts currently exceed the FDIC limit by $26,889,840.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the deposits with clearing organization is approximately $13,069,940 and is reflected in the statement of financial condition.

Note 8- Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, the date the financial statements were available to be issued. During this period, there were no material subsequent event requiring disclosure.

SUPPLEMENTAL INFORMATION

THINKEQUITY LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c-3-1

AS OF DECEMBER 31, 2022

Total member's equity		$ 37,794,785
Addback Focus Line 3525		
Difference between right-of-use asset and operating lease liabiity		481,598
Deduction/charges		
Non-allowable assets		
Prepaid expenses	175,216	
Forgivable loans	344,722	
Security deposits	524,909	
Aged account receivable	54,694	
Total deduction/charges		1,099,541
Net Capital before haircuts		$ 37,176,842
Haircuts on securities pursuant to 15c31(f)		42,075
Net Capital per Rule 15c3-1		$ 37,134,767
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 1,651,449	
Deferred revenue	1,524,817	
Commissions payable	1,351,104	
Total aggregate indebtedness:		$ 4,527,370
Computed minimum net capital required (The greater of)		
($100,000 or 6 2/3% of aggregate indebtedness)		$ 301,826
Excess Net Capital		$ 36,832,941
Percentage of Aggregate Indebtedness to Net Capital		12.18%

There are no material differences between the computation required pursuant to
Rule 15c3-1 and the corresponding computation prepared by the Company
and included in the Company's unaudited for X-17a-5 Part IIa filing as of
December 31, 2022.

See report of independent public accounting firm.

THINKEQUITY LLC

SCHEDULE II - Schedule of Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3 of the U.S. Securities and Exchange Commission

DECEMBER 31, 2022

The Company is exempt under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member of
ThinkEquity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ThinkEquity LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2023

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

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THINKEQUITY LLC

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31,2022

ThinkEquity LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company assets the following:

(1) The Company claimed an exemption from 17 C.F.R 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the year January 1, 2022 through December 31, 2022.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the year January 1, 2022 through December 31, 2022 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2022.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review opinion.

There were no events, subsequent to the period addressed in the Company's assertions other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

ThinkEquity LLC

1, William Baquet swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: President

See report of independent accounting firm